SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO___________)*

                           Physical Spa & Fitness Inc.
                         ------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                         ------------------------------
                         (Title of Class of Securities)

                                   71940E 30 1
                         ------------------------------
                                 (CUSIP Number)

                              Iwona J. Alami, Esq.
                          Law Offices of Iwona J. Alami
           120 Newport Center Dr., Suite 200, Newport Beach, CA 92660
                                 (949) 760-6880
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 29, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No.71940E 30 1

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ngai Keung Luk (Serleo)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Hong Kong

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         8,000,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                     -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         8,000,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                     -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,000,000 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     80%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 71940E 30 1


ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Physical Spa & Fitness Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company is located at 14/F., Lee Theatre Plaza, 99 Percival St., Causeway Bay, HONG KONG.

ITEM 2.  IDENTITY AND BACKGROUND

     (a)  Name:                  Ngai Keung Luk (Serleo)

     (b)  Business  Address:     14/F., Lee Theatre Plaza, 99 Percival St.,
                                 Causeway Bay, HONG KONG.

     (c)  Principal Occupation: Chairman and Chief Executive Officer of Issuer

     (d) During the last five years, Mr. Luk has not been convicted in a criminal proceeding.

     (e) During the last 5 years, Mr. Luk has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     (f)  Citizenship: Hong Kong

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of October 29, 1996 (the "Closing Date"), pursuant to the Share Exchange Agreement dated as of the same date (the "Agreement") by and between the Company and Mr. Luk, as the 100% shareholder of Physical Beauty & Fitness Holdings Limited, a British Virgin Islands corporation ("Physical Limited"), Mr. Luk transferred all of the issued and outstanding shares of the capital stock of Physical Limited ("PL Shares") to the Registrant in exchange for 8,000,000 shares of the Common Stock of the Registrant representing approximately 80% of the outstanding shares of the Common Stock of the Registrant (the "Share Exchange"). The consideration for the PL Shares was determined through negotiations between the management of the Company and Physical Limited.

         In connection with the Share Exchange, Mr. Luk received 8,000,000 shares of the common stock of the Company.

         In connection with the acquisition, the name of the Company was changed to Physical Spa & Fitness Inc.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Person entered into the above mentioned transaction to acquire the shares of Common Stock for investment purposes. The Common Stock was acquired pursuant to the Agreement as described in Item 3 of this statement on
Schedule 13D.

         Other than as set forth in Item 3 or Item 4 of this statement on
Schedule 13D, the Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of
Schedule 13D (although the Reporting Person reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Of the 10 million shares of common stock of Physical Spa & Fitness Inc. issued and outstanding as of April 20, 2001, Mr. Luk has sole dispositive and voting power over 8 million shares, or 80% of the total shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                DESCRIPTION
-----------                ------------
99.1                       Share Exchange Agreement.*



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* Previously filed with the Securities and Exchange Commission

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date:    April 20, 2001             Ngai Keung Luk (Serleo)

                                    /s/ Ngai Keung Luk (Serleo)
                                    ---------------------------------